UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Xponential Fitness, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

98422X101
(CUSIP Number)

July 22, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98422X101

1.	NAME OF REPORTING PERSONS

Redwood Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,552,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,552,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No.	98422X101

1.	NAME OF REPORTING PERSONS

Redwood Capital Management Holdings, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,552,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,552,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

CUSIP No.	98422X101

1.	NAME OF REPORTING PERSONS

Double Twins K, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,552,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,552,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No.	98422X101

1.	NAME OF REPORTING PERSONS

Redwood Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,552,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,552,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	98422X101

1.	NAME OF REPORTING PERSONS

Ruben Kliksberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,552,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,552,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,552,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No.	98422X101

Item 1.	(a).	Name of Issuer:

Xponential Fitness, Inc.

(b).	Address of issuer's principal executive offices:

17877 Von Karman Ave, Suite 100 Irvine, California 92614 United States of America

Item 2.	(a).	Name of person filing:

Redwood Capital Management, LLC Redwood Capital Management Holdings, LP Double Twins K, LLC Redwood Master Fund, Ltd. Ruben Kliksberg

(b).	Address or principal business office or, if none, residence:

Redwood Capital Management, LLC

250 W 55th Street

New York, NY 10019

Redwood Capital Management Holdings, LP

250 W 55th Street

New York, NY 10019

Double Twins K, LLC

250 W 55th Street

New York, NY 10019

Redwood Master Fund, Ltd.
c/o Redwood Capital Management, LLC

250 W 55th Street

New York, NY 10019

Ruben Kliksberg

c/o Redwood Capital Management, LLC

250 W 55th Street

New York, NY 10019

(c).	Citizenship:

Redwood Capital Management, LLC – Delaware

Redwood Capital Management Holdings, LP – Delaware

Double Twins K, LLC – Delaware

Redwood Master Fund, Ltd. – Cayman Islands

Ruben Kliksberg – United States of America

(d).	Title of class of securities:

Class A common stock, par value $0.0001 per share

(e).	CUSIP No.:

98422X101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Redwood Capital Management, LLC – 2,552,055

Redwood Capital Management Holdings, LP – 2,552,055

Double Twins K, LLC – 2,552,055

Redwood Master Fund, Ltd. – 2,552,055

Ruben Kliksberg – 2,552,055

The Reporting Persons may be deemed to be the beneficial owner of 2,552,055 shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”) issuable upon conversion of 2,552,055 shares of Series A Convertible Preferred Stock (the “Convertible Preferred”) held of record by Redwood Master Fund Ltd. The amounts reported herein reflect the application of the provision of the Convertible Preferred that, other than in the case of a mandatory conversion, prevents a holder of Convertible Preferred, without at least 61 days written notice from such holder, from receiving shares of Common Stock or any other of the issuer’s “equity securities” (as defined in the Exchange Act and the rules and regulations promulgated thereunder) (together with the Common Stock, the “Equity Interests”) upon any conversion of Convertible Preferred to the extent that such exercise or receipt would cause any holder of Convertible Preferred to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act) of a number of Equity Interests of the issuer that would exceed 9.99% of the Equity Interests of such class that are outstanding at such time.

(b)	Percent of class:

Redwood Capital Management, LLC – 9.99% Redwood Capital Management Holdings, LP – 9.99% Double Twins K, LLC – 9.99% Redwood Master Fund, Ltd – 9.99% Ruben Kliksberg – 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Redwood Capital Management, LLC – 0 Redwood Capital Management Holdings, LP – 0 Double Twins K, LLC – 0 Redwood Master Fund, Ltd – 0 Ruben Kliksberg – 0
(ii)	Shared power to vote or to direct the vote

Redwood Capital Management, LLC – 2,552,055 Redwood Capital Management Holdings, LP – 2,552,055 Double Twins K, LLC – 2,552,055 Redwood Master Fund, Ltd – 2,552,055 Ruben Kliksberg – 2,552,055
(iii)	Sole power to dispose or to direct the disposition of
Redwood Capital Management, LLC – 0 Redwood Capital Management Holdings, LP – 0 Double Twins K, LLC – 0 Redwood Master Fund, Ltd – 0 Ruben Kliksberg – 0

(iv)	Shared power to dispose or to direct the disposition of	.
Redwood Capital Management, LLC – 2,552,055 Redwood Capital Management Holdings, LP – 2,552,055 Double Twins K, LLC – 2,552,055 Redwood Master Fund, Ltd – 2,552,055 Ruben Kliksberg – 2,552,055

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2021
(Date)
REDWOOD CAPITAL MANAGEMENT, LLC *

By: Redwood Capital Management Holdings, LP, its sole member

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

REDWOOD CAPITAL MANAGEMENT HOLDINGS, LP *

By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg

By: Ruben Kliksberg

Title: Managing Member of the general partner

DOUBLE TWINS K, LLC *

/s/ Ruben Kliksberg

By: Ruben Kliksberg

Title: Managing Member

REDWOOD MASTER FUND, LTD. By: Redwood Capital Management, LLC, its investment manager By: Redwood Capital Management Holdings, LP, its sole member By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

Ruben Kliksberg *

/s/ Ruben Kliksberg

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated August 2, 2021 relating to the Class A common stock, par value $0.0001 per share of Xponential Fitness, Inc., shall be filed on behalf of the undersigned.

August 2, 2021
(Date)
REDWOOD CAPITAL MANAGEMENT, LLC
By: Redwood Capital Management Holdings, LP, its sole member By: Double Twins K, LLC, its general partner
/s/ Ruben Kliksberg
By: Ruben Kliksberg Title: Managing Member of the general partner

REDWOOD CAPITAL MANAGEMENT HOLDINGS, LP By: Double Twins K, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg Title: Managing Member of the general partner

DOUBLE TWINS K, LLC

/s/ Ruben Kliksberg
By: Ruben Kliksberg Title: Managing Member

REDWOOD MASTER FUND, LTD. By: Redwood Capital Management, LLC, its investment manager By: Redwood Capital Management Holdings, LP, its sole member By: Double Twins K`, LLC, its general partner

/s/ Ruben Kliksberg
By: Ruben Kliksberg
Title: Managing Member of the general partner

Ruben Kliksberg

/s/ Ruben Kliksberg